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                             September 27, 2023

       Karsten Munk Knudsen
       Executive Vice President and Chief Financial Officer
       NOVO NORDISK A/S
       Novo Alle 1
       DK-2880 Bagsv  rd
       Denmark

                                                        Re: NOVO NORDISK A/S
                                                            Form 20-F for the
fiscal year ended December 31, 2022
                                                            Response dated
September 13, 2023
                                                            File No. 333-82318

       Dear Karsten Munk Knudsen:

              We have reviewed your September 13, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 31, 2023 letter.

       Response dated September 13, 2023

       Operating and Financial Review and Prospects, page 10

   1. We note your response to prior comment 2 states that you did not identify any material indirect consequences
of climate-related regulations or business trends to your business, financial condition or
results of operations. Please include a discussion explaining in greater detail your
analysis and how you concluded on the materiality of each of the items noted in our prior
comment for which disclosure was not deemed necessary, including qualitative or
quantitative support for such analysis and conclusion. For example, please explain how your
determined that "physicians and end-users of [your] products primarily focus on other factors
such as innovation to address unmet medical needs, efficacy, safety, and usability of such
lifesaving medicines, rather than the climate impact of these
 Karsten Munk Knudsen
NOVO NORDISK A/S
September 27, 2023
Page 2
         products."
2. We note your response to prior comment 3 and re-issue it in part. Please tell us how you considered disclosure regarding the impact of water availability and quality in the manufacturing of your products, including your determination of materiality on your business and operations. In this regard, we note your CDP Water Security 2022 Report indicates that "[s]ufficient amounts of good quality freshwater are highly important for production...." In addition, provide us with information quantifying all weather-related
         damages to your property and operations, and the cost of property insurance, for each of the periods for which financial statements are presented in your Form 20-F and explain whether changes to the cost of insurance are expected in future periods.

       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina
Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.



FirstName LastNameKarsten Munk Knudsen                       Sincerely,
Comapany NameNOVO NORDISK A/S
                                                             Division of
Corporation Finance
September 27, 2023 Page 2                                    Office of Life
Sciences
FirstName LastName